SEC FILE NUMBER 001-09712

CUSIP NUMBER 911684108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION United States Cellular Corporation

Full Name of Registrant N/A

Former Name if Applicable 8410 West Bryn Mawr

Address of Principal Executive Office (Street and Number) Chicago, Illinois 60631

City, State and Zip Code PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on a Current Report on Form 8-K filed on April 19, 2004, United States Cellular Corporation ("USM") issued a news release announcing that it would restate financial statements for the years ended December 31, 2003 and 2002 and for the interim periods for such years. A copy of such news release is attached hereto as Attachment A. It is necessary for USM to finalize and complete such restatements before USM can file the Form 10-Q for the quarter ended March 31, 2004 because financial information to be included in such Form 10-Q depends on the results of such restatements of prior periods. Such restatements cannot be completed by May 10, 2004 and, accordingly, the financial information required to be disclosed in such Form 10-Q cannot be timely prepared without unreasonable effort or expense. USM intends to file the restatements and Form 10-Q on or prior to May 17, 2004.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas S. Weber (Name)	773 (Area Code)	399-8900 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations expected to be reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2004 and a comparison of such results to March 31, 2003, as they are expected to be restated, are attached hereto as Attachment B. However, until the restatement and the Form 10-Q for the Quarter ended March 31, 2004 is filed, there can be no assurance that the final results will not differ materially from such expected results.

United States Cellular Corporation (Name of Registrant as Specified in Charter)

Date:	May 10, 2004	By:	/s/ Thomas S. Weber Thomas S. Weber Vice President and Controller (Principal Accounting Officer)

Attachment A

Contact:	Kenneth R. Meyers, Executive Vice President - Finance - U.S. Cellular (773) 399-8900 kmeyers@uscellular.com

Mark A. Steinkrauss, Vice President-Corporate Relations (312) 592-5384 mark.steinkrauss@teldta.com

U.S. CELLULAR TO RESTATE 2003 AND 2002 FINANCIAL STATEMENTS FOR NON-CASH ITEMS; RESCHEDULES DATE OF ANNUAL MEETING OF SHAREHOLDERS Notes Strong First Quarter Net Adds and Low Churn

FOR RELEASE: IMMEDIATE

CHICAGO –April 19, 2004 – United States Cellular Corporation [AMEX:USM] today announced that it will restate its financial statements for the years ended December 31, 2003 and 2002. The company will also restate interim quarterly financial information for those years. The restatement is expected to reflect only a reclassification between goodwill and licenses and the recording of additional deferred taxes, and non-cash expenses related to these items. The adjustments are not expected to have any effect on revenues, cash or cash flows.

The restatement relates to the implementation of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations” and SFAS 142, “Goodwill and other Intangible Assets” as well as the application of deferred taxes under SFAS 109, “Accounting for Income Taxes” in connection with licenses and goodwill. After a thorough review, the company determined that it would be appropriate to change its accounting for licenses, goodwill and related deferred taxes under these accounting statements. The restatements involve the reclassification of certain amounts from goodwill to licenses as of January 1, 2002, and recording of the non-cash deferred tax effects resulting from this reclassification. These adjustments resulted in higher license values, which required the company to record a non-cash cumulative effect of an accounting change in 2002 and non-cash impairment charges to licenses in 2003.

The restatement is expected to increase licenses by approximately $230 million, decrease goodwill by approximately $139 million and increase net deferred income tax liability by approximately $91 million as a result of implementation of SFAS 142 on January 1, 2002. In 2002, the cumulative effect of an accounting change will increase the previously reported net loss by approximately $13 million. In 2003, the restatement is expected to decrease the previously reported net income by approximately $17 million.

As a result of the restatements, the company is rescheduling the date of its 2004 annual meeting of shareholders and anticipates that it will be held on June 29, 2004. The meeting was originally scheduled for May 4, 2004.

The company expects to announce operating results for the first quarter of 2004 on April 28, 2004. U.S. Cellular had strong net additions from distribution channels in the quarter from all of its major markets with net additions totaling 196,000. The 196,000 net additions do not include 76,000 subscribers transferred to AT&T Wireless Services, Inc. on February 18, 2004, the result of a previously announced sale of wireless properties and customers to AT&T Wireless. The company will revise its full-year guidance on April 28. Additionally, the company recorded post-pay churn in the quarter of 1.3%, which is one of the lowest churn rates for the wireless sector. 97% of the company’s customers are post-pay.

The estimated effects of the restatements are preliminary and subject to review by the company’s independent auditors. Although the company is not aware of any circumstances that would cause such amounts to change materially, until the review by its auditors is complete and the restated financial statements are filed with the Securities and Exchange Commission, there can be no assurance that the restated financial statements will not differ materially from these estimates.

As a result of the restatements, previously reported consolidated financial statements for the years ended December 31, 2003 and 2002, including the reports of the independent auditors, and the interim quarterly financial statements for those years, should not be relied upon. The company intends to file an amendment to its 2003 Form 10-K as promptly as possible. It will include restated financial statements and financial information as of and for each of the years ended December 31, 2003 and 2002, including restated interim quarterly financial information for those years.

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to more than 4.6 million customers in 26 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of the company to start up the operations of the licensed areas involved in the AWE transaction completed in August 2003; the ability of the company to successfully manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which the company operates; advances in telecommunications technology; changes brought about by the implementation of wireless local number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, retail service revenue per unit, churn rates, roaming rates and the mix of products and services offered in the company’s markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by the Company with the Securities and Exchange Commission.

Attachment B

As previously announced, TDS and USM will hold a joint teleconference on April 28, 2004 at 9:00 a.m. Chicago time. Interested parties may listen to the call live on the TDS web site at www.teldta.com in the Conference Call section of Investor Relations.

Contact:	Kenneth R. Meyers, Executive Vice President - Finance - U.S. Cellular (773) 399-8900 kmeyers@uscellular.com

Mark A. Steinkrauss, Vice President, Corporate Relations - TDS (312) 592-5384 mark.steinkrauss@teldta.com

FOR RELEASE: IMMEDIATE

U.S. CELLULAR REPORTS STRONG FIRST QUARTER RESULTS

April 28, 2004, Chicago, Illinois — United States Cellular Corporation [AMEX:USM] reported service revenues of $619.4 million for the first quarter of 2004, up 10% from $564.6 million in the comparable period a year ago. The company recorded operating income of $28.3 million during the quarter, an increase of $32.6 million from the first quarter of 2003, as restated. Operating expenses in 2003 included a $21.6 million loss, as restated, related to the then-pending exchange of U.S. Cellular’s Florida and Georgia properties to AT&T Wireless Services, Inc. [NYSE:AWE] (“AT&T Wireless”). Net income and basic earnings per share were $9.2 million and $.11, respectively compared to a net loss and basic loss per share of $27.8 million and $.32, respectively, in the comparable period one year ago, as restated. In the first quarter of 2003, the company recorded the cumulative effect of an accounting change, net of tax, related to the implementation of Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations,” which reduced net income by $14.3 million.

The company’s operating results include, through February 17, 2004, the operations of the southern Texas markets that were sold to AT&T Wireless on February 18, 2004. The company’s operating results include the previously mentioned Florida and Georgia properties’ results for the entire first quarter of 2003, but exclude those properties’ results for 2004.

First Quarter Highlights

  Customers totaled 4,547,000, a 7% increase from 4,240,000 customers one year earlier and includes the addition of 18,000 customers in a market that was added to the company’s consolidated operations as of January 1, 2004. Customers at March 31, 2004 do not include 76,000 customers divested in the sale of the southern Texas properties to AT&T Wireless. Excluding the impact of acquisitions and divestitures, the number of customers grew 12%.
  Net customer activations from distribution channels totaled 196,000 during the quarter, compared to 137,000 activations for the same quarter of 2003.
  For the quarter, the company recorded postpay churn of 1.3%, which is favorable to industry averages and the company’s lowest quarterly postpay churn rate since it began tracking the measure.

  Average monthly retail service revenue per customer increased 7% year-over-year in the quarter to $40.26, compared to $37.68 in the same period a year ago. This comparison reflects U.S. Cellular’s decision to include in retail service revenue those amounts billed to customers to recover the company’s payments into the universal service fund. Previously, such billings were recorded in other revenues. This change is reflected in the company’s revenues in both periods.

“We had an exceptional quarter at U.S. Cellular, thanks in large part to our terrific sales and customer service organization. Our net customer additions from distribution channels were 196,000 for the quarter, more than double investment community expectations. Customer demand was strong across all of our markets and was steady for each month of the quarter,” said John E. Rooney, president and chief executive officer.

“Furthermore, we not only added substantially to our customer base, but also retained our existing customers in one of the country’s most competitive industries. Our postpay churn rate was 1.3% for the quarter, one of the lowest in the industry, and especially meaningful to us since 97% of our customers are postpay,” continued Rooney.

“Both the net addition and churn results certainly attest to the effectiveness of our strategy of focusing on our customers, providing them good value and outstanding service. That doesn’t happen without great people who are empowered to put the customer first.”

“In addition to our strong customer addition and retention performance, we increased our year-over-year monthly retail service revenue per customer for the ninth consecutive quarter. A number of factors were responsible for this, including growing customer adoption of our data products; the availability of camera phones and picture-messaging service; and our focus on selling higher-value plans, vertical services and accessory equipment.

“All in all, a very good quarter. Service revenues increased 10%, despite the disposition of several markets, and profitability improved year over year as well. We look forward to continued growth in the business as the overall economy seems poised for continued improvement,” Rooney concluded.

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to more than 4.5 million customers in 28 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support and a high-quality network.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of the company to start up the operations of the licensed areas involved in the AWE transaction completed in August 2003; the ability of the company to successfully manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which the company operates; advances in telecommunications technology; changes brought about by the implementation of wireless local number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, retail service

2

revenue per unit, churn rates, roaming rates and the mix of products and services offered in the company’s markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by the Company with the Securities and Exchange Commission.

As previously announced, TDS and U.S. Cellular will hold a joint teleconference on April 28, 2004 at 9:00 a.m. Chicago time. Interested parties may listen to the call live over the Internet by accessing the conference call section of www.uscellular.com, by accessing http://www.firstcallevents.com/service/ajwz405201898gf12.html or by calling 888/245-6674 Conference ID#6960621. The conference call will also be archived on the conference call section of the U.S. Cellular web site at www.uscellular.com. Certain financial and statistical information contained in the conference call presentation will be posted to the conference call page of the Investor Relations section of the U.S. Cellular web site, together with reconciliations to generally accepted accounting principles (GAAP) of any non-GAAP information to be disclosed, prior to the commencement of the call.

USM’s Internet Home Page: www.uscellular.com

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UNITED STATES CELLULAR CORPORATION SUMMARY OPERATING DATA

Quarter Ended	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03

Consolidated Markets:
Total population (000s) (1)	45,581	46,267	45,817	41,288	41,288
Customer units	4,547,000	4,409,000	4,268,000	4,343,000	4,240,000

Net customer unit activations	196,000	141,000	66,000	103,000	137,000
Market penetration (1)	9.98%	9.53%	9.32%	10.52%	10.27%
Cell sites in service	4,122	4,184	4,082	4,106	3,987
Average monthly revenue per unit (2)	$46.16	$47.80	$49.05	$47.38	$45.05
Retail service revenue per unit (2)	$40.26	$40.64	$40.68	$39.69	$37.68
Inbound roaming revenue per unit (2)	$3.17	$3.90	$4.65	$4.41	$4.36
Long-distance/other revenue per unit (2)	$2.73	$3.26	$3.72	$3.28	$3.01
Minutes of use (MOU) (3)	491	462	435	424	377
Postpay churn rate per month (4)	1.3%	1.4%	1.6%	1.5%	1.6%
Marketing cost per gross
customer unit addition (5)	$371	$384	$405	$378	$358
Capital Expenditures ($000s)	$100,535	$193,413	$135,111	$163,076	$140,926

(1)	Market penetration is calculated using 2003 Claritas population estimates for 3/31/04 and 2002 Claritas estimates for 2003. "Total population" represents the total population of each of U.S. Cellular's consolidated markets, regardless of whether the market has begun marketing operations. The 3/31/04 total population counts include the population of the market added to consolidated operations as of 1/1/04, but exclude the population of the six markets sold to AT&T Wireless in February 2004. The 12/31/03 and 9/30/03 total population counts exclude the population of the 10 markets transferred to AT&T Wireless in August 2003 and include the population of markets acquired from AT&T Wireless in that transaction. The population of markets in which U.S. Cellular has deferred the transfer of licenses from AT&T Wireless are not included in the total population counts for any period.
(2)	Per unit revenue measurements are derived from Service Revenues as reported in Financial Highlights for each respective quarter as follows:

Service Revenues per Financial Highlights	$619,382	$620,639	$628,440	$610,109	$564,601
Components:
Retail service revenue during quarter	$540,228	$527,626	$521,247	$511,106	$472,308
Inbound roaming revenue during quarter	$42,499	$50,653	$59,638	$56,840	$54,606
Long-distance/other revenue during quarter	$36,655	$42,360	$47,555	$42,163	$37,687

Divided by average customers during quarter (000s)	4,473	4,328	4,271	4,292	4,178
Divided by three months in each quarter	3	3	3	3	3

Average monthly revenue per unit	$46.16	$47.80	$49.05	$47.38	$45.05
Retail service revenue per unit	$40.26	$40.64	$40.68	$39.69	$37.68
Inbound roaming revenue per unit	$3.17	$3.90	$4.65	$4.41	$4.36
Long-distance/other revenue per unit	$2.73	$3.26	$3.72	$3.28	$3.01

(3)	Average monthly local minutes of use per customer (without roaming).
(4)	Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.
(5)	Due to changes in accounting for agent rebates and net customer retention expenses, for all periods shown this measurement is no longer calculable using information from the financial statements as reported. The details of this calculation and a reconciliation to line items reported in Financial Highlights for each respective quarter are shown on U.S. Cellular's web site, along with additional information related to U.S. Cellular's first quarter results, at www.uscellular.com.

4

UNITED STATES CELLULAR CORPORATION FINANCIAL HIGHLIGHTS Three Months Ended March 31 (Unaudited, dollars in thousands, except per share amounts)

			Increase (Decrease)
		2003
	2004	Restated	Amount	Percent

Operating Revenues
Service Revenues	$619,382	$564,601	$54,781	9.7%
Equipment Sales	38,268	39,173	(905)	(2.3%	)

	657,650	603,774	53,876	8.9%

Operating Expenses
System Operations	137,523	137,965	(442)	(0.3%	)
Cost of Equipment Sold	119,888	88,643	31,245	35.2%
Selling, General and Administrative	258,206	250,352	7,854	3.1%
Depreciation	101,440	94,900	6,540	6.9%
Amortization and Accretion	12,454	14,677	(2,223)	(15.1%	)
(Gain) Loss on Assets Held for Sale	(143)	21,561	(21,704)	N/M

	629,368	608,098	21,270	3.5%

Operating Income	28,282	(4,324)	32,606	N/M

Investment Income	14,287	12,378	1,909	15.4%
Interest (Expense)	(20,315)	(15,454)	(4,861)	(31.5%	)
(Loss) on Investments	—	(3,500)	3,500	N/M
Other Income	751	261	490	187.7%

Income Before Income Taxes and Minority Interest	23,005	(10,639)	33,644	N/M
Income Tax Expense (Benefit)	11,661	(388)	12,049	N/M

Income Before Minority Interest	11,344	(10,251)	21,595	N/M
Minority Share of Income	(2,112)	(3,229)	1,117	34.6%

Income (Loss) Before Cumulative Effect of Accounting Change	9,232	(13,480)	22,712	N/M
Cumulative effect of accounting change, net of tax	—	(14,346)	14,346	N/M

Net Income	$9,232	$(27,826)	$37,058	N/M

Weighted Average Common and Series A Common Shares (000s) (Basic)	86,153	86,121	32

Earnings Per Common and Series A Common Share ("EPS") (Basic)	$0.11	$(0.32)	$0.43	N/M

Basic EPS Before Cumulative Effect of Accounting Change	$0.11	$(0.15)	$0.26	N/M
Basic EPS from Cumulative Effect of Accounting Change	$—	$(0.17)	$0.17	N/M

Earnings Per Common and Series A Common Share ("EPS") (Diluted)	$0.11	$(0.32)	$0.43	N/M

Diluted EPS Before Cumulative Effect of Accounting Change	$0.11	$(0.15)	$0.26	N/M
Diluted EPS from Cumulative Effect of Accounting Change	$—	$(0.17)	$0.17	N/M

N/M - Percent change not meaningful 5

UNITED STATES CELLULAR CORPORATION CONSOLIDATED BALANCE SHEET HIGHLIGHTS (Unaudited, dollars in thousands) ASSETS

	March 31, 2004	December 31, 2003 Restated

Current Assets
Cash and cash equivalents
General funds	$35,005	$9,822
Affiliated cash equivalents	30	26

	35,035	9,848
Accounts receivable	279,309	286,980
Inventory	55,978	70,963
Prepaid expenses and other current assets	58,256	56,314

	428,578	424,105

Investments
Licenses	1,196,774	1,193,798
Goodwill	433,250	430,256
Customer list, net	34,287	24,448
License rights	42,037	42,037
Marketable equity securities	248,403	260,188
Investments in unconsolidated entities, net	174,297	170,569
Notes and interest receivable--long-term	5,400	6,476

	2,134,448	2,127,772

Property, Plant and Equipment
In service and under construction	3,549,751	3,441,177
Less accumulated depreciation	1,370,131	1,267,293

	2,179,620	2,173,884

Deferred Charges
System development costs, net	84,291	97,370
Other, net	26,492	26,565

	110,783	123,935

Assets of Operations Held for Sale	—	100,523

Total Assets	$4,853,429	$4,950,219

NOTE: Certain December 31, 2003 amounts have been changed to conform to current period presentation. 6a

UNITED STATES CELLULAR CORPORATION CONSOLIDATED BALANCE SHEET HIGHLIGHTS (Unaudited, dollars in thousands) LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31, 2004	December 31, 2003 Restated

Current Liabilities
Current portion of long-term debt	$3,000	$3,000
Current portion of long-term debt - affiliates	—	105,000
Notes payable	85,000	—
Accounts payable
Affiliates	3,938	4,252
Trade	214,363	281,306
Customer deposits and deferred revenues	100,850	93,789
Accrued interest	14,335	11,416
Accrued taxes	30,251	24,228
Accrued compensation	26,062	39,257
Other current liabilities	21,966	19,648

	499,765	581,896

Long-term Debt
6% zero coupon convertible debentures	160,019	157,659
7.25% unsecured notes	250,000	250,000
Variable prepaid forward contract	159,856	159,856
8.75% notes	130,000	130,000
6.7% notes	436,889	436,829
Other	10,000	10,000

	1,146,764	1,144,344

Deferred Liabilities and Credits	693,081	693,346

Minority Interest	34,397	60,097

Liabilities of Operations Held for Sale	—	2,427

Common Shareholders' Equity
Common Shares, par value $1 per share	55,046	55,046
Series A Common Shares, par value $1 per share	33,006	33,006
Additional paid-in capital	1,308,947	1,308,963
Treasury Shares	(113,377)	(115,156)
Accumulated other comprehensive income	27,105	26,789
Retained earnings	1,168,695	1,159,461

	2,479,422	2,468,109

Total Liabilities and Shareholders' Equity	$4,853,429	$4,950,219

NOTE: Certain December 31, 2003 amounts have been changed to conform to current period presentation. 6b